# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: c/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 08/11/2026
Amends the filing with accession number 0001104659-21-118730
Filed by CIK 0001884593
Persons authorized to receive notices and communications: Eiji Hagio, c/o JERA Co., Inc., Nihonbashi Takashimaya Mitsui Building, 25th Floor, 2-5-1, Nihonbashi, Chuo-ku, Tokyo, Japan (M0), 103-6125, 81-(0)70 3892 1103

## Reporting persons
- JERA Power RN B.V. (CIK 0001884593): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 28,524,255; shared voting power 0; sole dispositive power 28,524,255; shared dispositive power 0; aggregate amount beneficially owned 28,524,255 (10% of the class)
  Comment: ITEM 13 Based on a total of 284,893,660 Class A Ordinary Shares (excluding treasury shares), nominal value of $0.0001 per share, of the Issuer outstanding as of July 23, 2026, as reported by the Issuer in filings made with UK Companies House on July 31, 2026.
- JERA Co., Inc. (CIK 0001883545): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 28,524,255; shared voting power 0; sole dispositive power 28,524,255; shared dispositive power 0; aggregate amount beneficially owned 28,524,255 (10% of the class)
  Comment: ITEM 13 Based on a total of 284,893,660 Class A Ordinary Shares (excluding treasury shares), nominal value of $0.0001 per share, of the Issuer outstanding as of July 23, 2026, as reported by the Issuer in filings made with UK Companies House on July 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: c/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, United Kingdom (X0), SW1H 0DB
Comment:
Explanatory Note

This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 2, 2021, as amended and supplemented by Amendment No.1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 5, 2024, and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on November 24, 2025 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, this "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Schedule 13D relates to the Class A Ordinary Shares, nominal value of $0.0001 per share (the "Shares") of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the "Issuer"). The Issuer's registered office is located at c/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50 Broadway, London SW1H 0DB, United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Transaction Agreement

On August 11, 2026, the Issuer and a consortium comprising CPP Investments and the founder, Chairman and CEO of the Issuer, Mr. Sumant Sinha (together with CPP Investments, the "Consortium") entered into a Transaction Agreement (the "Transaction Agreement"). Under the terms of the Transaction Agreement, each Share of the Issuer that is not held by the Consortium and their respective affiliates, not held as a treasury share by the Issuer and not a Rollover Share (as defined below) will be transferred to CPP Investments, for cash consideration of US$7.02 per share, without interest and subject to applicable withholding taxes (the "Consideration"), to be implemented by means of a scheme of arrangement sanctioned by the High Court of Justice of England and Wales (the "Court") under Part 26 of the U.K. Companies Act 2006 (the "Scheme" and together with related transactions contemplated by the Transaction Agreement, the "Transaction").

Rather than receiving the Consideration in cash, each shareholder of the Issuer (other than any shareholder residing in India, who may not elect to participate in the Rollover as defined below) may elect to retain all of its shares of the Issuer, which will remain outstanding following the Scheme and in respect of which no Consideration or other distributions will be paid (a "Rollover", the shares so retained (and subject to the cutbacks described in the Transaction Agreement), the "Rollover Shares", and any Issuer shareholder holding any Rollover Shares, a "Rollover Shareholder").

Irrevocable Undertaking

In connection with the Transaction, JERA Power RN B.V. ("JERA Power") has delivered an irrevocable undertaking in favor of the Consortium (the "Irrevocable Undertaking"). Pursuant to the Irrevocable Undertaking, JERA Power undertakes, among other things, to: (i) exercise (or procure the exercise of) all voting rights attaching to its Shares in favor of the Scheme, the Transaction and the related resolutions (and against any resolution to adjourn the relevant shareholder meetings, amend the Scheme, or which is likely to result in a condition of the Scheme not being fulfilled, impede or frustrate the Scheme, or prevent the Scheme from becoming effective); (ii) if the Transaction is implemented by way of a takeover offer, accept that offer in respect of its Shares; (iii) elect to participate in the Rollover in respect of all of its Shares; (iv) refrain from disposing of, or dealing in, its Shares, from acquiring further securities in the Issuer, from entering into third-party arrangements relating to its Shares and from taking any action that would restrict its ability to control the exercise of rights attaching to its Shares, in each case, other than pursuant to the Transaction; and (v) cooperate in the implementation of the Reorganization of the Issuer (as defined below) to be undertaken after the Effective Time of the Scheme (as defined below) and enter into the related Reorganization Deed (as defined below) and the Shareholders' Agreement (as defined below) to be entered into in connection with the Transaction, and provide reasonable cooperation in connection with obtaining required regulatory clearances (subject to customary confidentiality and privilege carve-outs). The Irrevocable Undertaking will lapse in specified circumstances, including if the Transaction Agreement is terminated, if the Scheme lapses or is withdrawn, if the Scheme is not effective (or the offer is not unconditional) by the specified long-stop time, or if a competing offer for the entire issued and to-be-issued share capital of the Issuer becomes effective or is declared unconditional.

The foregoing description of the Irrevocable Undertaking does not purport to be complete and is qualified in its entirety by reference to the full text of the Irrevocable Undertaking, a copy of which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

Pursuant to Section 13(d) of the Act, by virtue of the Irrevocable Undertaking described in this Schedule 13D, the Consortium may be deemed to be a member of a "group" with JERA Power. However, the Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by the Consortium, their affiliates or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Shares that are beneficially owned by the Consortium, their affiliates or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by the Consortium, their affiliates or any other reporting person(s).

Reorganization and Form of Reorganization Deed

Concurrently with the execution of the Transaction Agreement, the Consortium has agreed with JERA Power the form of the Reorganization Deed and the form of the steps plan attached thereto (the "Reorganization Deed"). The Reorganization Deed, which will come into effect at the time at which an order of the Court sanctioning the Scheme is delivered to the Registrar of Companies (the "Effective Time", and the date on which the Effective Time occurs, the "Effective Date"), is the legal framework agreement that will bind the Consortium and Rollover Shareholders to the legal steps (the "Reorganization Steps") that will be undertaken after the Effective Time to effect a reorganization of the Issuer and its subsidiaries (the "Reorganization"), the result of which will be that all shareholders of the Issuer at the Effective Time will become direct shareholders of ReNew Private Limited, a wholly-owned subsidiary of the Issuer ("RPL"). The Reorganization Steps include the below steps, to occur in chronological order:

1. Constitutional Amendments. Once consummation of the Transaction has taken place, the share capital of the Issuer, which is currently comprised of four share classes, will be harmonized into a single class of ordinary shares with pari passu voting and economic rights.

2. The 'Re-Domicile'. Once the Issuer has been re-registered as a private company after consummation of the Transaction, it will transfer at fair market value (which, absent any significant delay between consummation of the Transaction and the re-domicile, is expected to be equivalent to the valuation considered for the purpose of the Transaction) its shares in RPL to each of the Issuer's shareholders on a pro rata basis (based on economic, rather than voting rights), which will have the effect of moving their shareholding to RPL directly. The consideration payable by each shareholder of the Issuer for the transfer of the relevant RPL shares to that shareholder will be left outstanding as a debt owed by that shareholder to the Issuer (the "Consideration Debt"). The Issuer will then immediately declare a distribution to each shareholder of an amount equal to that shareholder's Consideration Debt, and the amount owed by the Issuer to the shareholder under that distribution will be set off against the Consideration Debt so that the two amounts cancel out and no shareholder (nor the Issuer) is required to make a cash payment.

The description of the Reorganization and the form of the Reorganization Deed contained in this Item 4 is not intended to be complete. A more detailed description of the Reorganization and the Reorganization Deed will be provided in the Scheme Circular, and a copy of the Reorganization Deed will be attached as an exhibit thereto.

Form of the Shareholders' Agreement

Concurrently with the execution of the Transaction Agreement, the Consortium has also agreed to a form of shareholders' agreement, which is expected to be entered into at the Effective Time (the "Shareholders' Agreement") by and among the Consortium and certain other continuing shareholders of the Issuer (and the applicable affiliates of the foregoing) that will hold the Rollover Shares (collectively, the "Investors"). The Shareholders' Agreement will govern the ownership and control of the Issuer from and after the Effective Time until the completion of the Reorganization, and RPL, the primary operating subsidiary of the Issuer, from and after the completion of the Reorganization, and will contain, among others, the following material terms (any reference to RPL below is also a reference to the Issuer for the period from and after the Effective Time until the completion of the Reorganization):

Governance

o Director Appointment Rights: The board of directors of the Issuer (the "Board") and, following completion of the Reorganization Steps, RPL will consist of the number of directors appointed in accordance with the following provisions: (i) the Investor who holds (A) an aggregate ownership interest in RPL or Issuer (as applicable) of more than 50% (on a non-diluted basis), or (B) an aggregate ownership interest of 40% or more and is the single largest ownership interest in RPL or Issuer (as applicable) (on a non-diluted basis) (in either case, the "Controlling Investor") will be entitled to appoint an unlimited number of directors to the Board; (ii) each Investor holding 10% or more of the ownership interest in RPL (on a non-diluted basis) (to the extent not already entitled to appoint an unlimited number of directors under the preceding clause) will be entitled to appoint one director to the Board; (iii) an Investor holding less than 10% of the ownership interest in RPL (on a non-diluted basis) will not hold any director appointment rights; (iv) Mr. Sinha will be entitled to serve as a director on the Board, subject to certain sunset provisions set forth in the Shareholders' Agreement; and (v) any Investor holding 5% or more of the ownership interest in RPL (on a non-diluted basis) will be entitled to appoint a non-voting observer to the Board.

Reserved Matters

o The Shareholders' Agreement contains customary "reserved matters" provisions, which require the approval of at least 87.6% of the ownership interests in RPL (on a non-diluted basis), in some cases, and at least 95% of the ownership interests in RPL (on a non-diluted basis), in other cases, prior to RPL taking certain specified actions set forth in the Shareholders' Agreement.

Transfer Restrictions

o The Shareholders' Agreement contains a three-year lock-up binding on all Investors (other than the Controlling Investor), as well as a right of first offer in favor of the Controlling Investor and tag/drag-along rights in respect of transfers by the Controlling Investor.

Indian IPO

o Within 12 months following the Effective Time, the Board will establish a "Strategic Options Committee" comprised of at least five members, to include (i) Mr. Sinha (for as long as he remains a director), (ii) one member appointed by each Investor holding 12.5% or more of the ownership interests in RPL (on a non-diluted basis) and (iii) a remaining number, sufficient to comprise a majority, appointed by the Controlling Investor, to oversee preparation for the admission of RPL's ordinary shares to a recognized stock exchange.

The description of the form of the Shareholders' Agreement contained in this Item 4 is not intended to be complete. A more detailed description of the form of the Shareholders' Agreement will be provided in the Scheme Circular, and a copy of the form of the Shareholders' Agreement will be attached as an exhibit thereto.

Other than as described in this Schedule 13D, the Reporting Persons have no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D that relate to their investment in the Issuer, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the Transaction does not proceed, the Reporting Persons will continue to regularly review and assess their investment in the Issuer and depending on market conditions, general economic and industry conditions, the Issuer's business and financial condition and/or other relevant factors, the Reporting Persons may or may not: (i) purchase or sell the Shares or other securities of the Issuer in the future on the open market or in private transactions, or (ii) determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit No. Description

99.8 Deed of Irrevocable Undertaking, dated August 11, 2026.

## Signatures
- JERA Power RN B.V.: /s/ Richard Scott, Richard Scott / Director A (08/11/2026)
- JERA Power RN B.V.: /s/ Christopher Rowland, Christopher Rowland / Director B (08/11/2026)
- JERA Co., Inc.: /s/ Eiji Hagio, Eiji Hagio / Executive Officer - Renewable Energy Business Group (08/11/2026)